82-3116

GREAT QUEST METALS LTD.

02 APR 25 AM 11:40

02028610

SUPPL

Dt ..reholders and Interested Investors:

WHERE WE HAVE BEEN AND WHERE WE ARE GOING

OVERVIEW

Because of the fact that the gold exploration sector of the economy appears to be at a major turning point, we at Great Quest thought it important to give you an overview of where we have been and where we are going. Before beginning, we would like to thank the shareholders that have had the patience to stay with us and let the scenario envisioned in early 1998 unfold. As an overview, the Gold and Precious Metals index of the Toronto Stock Exchange hit a high of 13,348 in 1996 and bottomed out in October, 2000 at around 3,750. Today it is near 6,000. As far as the junior exploration stocks are concerned, they appear to have bottomed out in December, 2000 but did very little in 2001. Just recently some of the more visible junior exploration companies, especially those active in gold exploration, have been showing an increase in daily trading volume and price.

We have to admit that the bear market for exploration stocks has been much longer than originally envisioned.

THE PLAN

At the end of 1997, we concluded that our industry was in for some very difficult times. As is well known, on the other hand, in difficult times opportunities became available that are not otherwise available. In early 1998, it was decided to consolidate the Company, change the name, start acquiring gold concessions, and to conduct preliminary low-cost exploration programs. The name of the Company was changed to Great Quest Metals Ltd., $240,000 was raised and the Company started to acquire concessions in Mali, West Africa. Why Mali? Mali is politically stable, believed to be under-explored and Mamadou Keita, a Malian geologist with extensive experience in the exploration for gold, joined the Board of Directors.

So what have we accomplished? We have acquired fourteen concessions, prospective for gold, covering 403 sq km in four separate areas in Mali. Drill targets have been established in three of these four areas on the basis of geological mapping, soil sampling and pitting. All consist of zones of quartz veining with gold mineralization. We already held the copper-gold Taseko Prospect in BC, which also has established drill targets. We are just about to initiate the most exciting phase of exploration, which consists of drilling to test the extent and grade of the mineralized zones identified. We have some intriguing drill targets and hope that you will follow us during this next stage.

THE NEXT STAGE

We are presently preparing what is called an AIF (Annual Information Form) to prepare the way for a public offering by a short form offering document. This allows a public offering without a prospectus. Following the successful completion of an offering, the Company will be in a position to start drilling. The initial plan calls for drilling possibly two, and definitely one, of the areas held by Great Quest following the financing. The current first choice is the area of the Bourdala claims where the last pre-drilling exploration program is about to begin. It definitely looks as though THE LONG WAIT IS OVER.

Yours truly,

GREAT QUEST METALS LTD.

dlw 4/25

PROCESSED
MAY 01 2002
THOMSON FINANCIAL

Willis W. Osborne
President

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

Additional Information

We are enclosing a map showing the area of our first drill target on the Bourdala concessions as well as an announcement on the results of our first full program on the Kenieba concession.

The area of drilling outlined on the Bourdala concession is labeled as "preliminary" because some interesting soil results and some of the orpaillage or hand dug pits fall outside of it. On the other hand, it must be cautioned that the area outlined is prospective for gold, but that does not mean that drilling will intersect gold throughout this zone. The first proposed drill hole has been spotted on the Proposed Drill Hole Location map. Subsequent holes will be on a line northeast and southwest of the first hole. A total of 1,000 parts per billion is equivalent to one gram.

The results of the first program on the Kenieba concession were very good, and we look forward to the results from subsequent programs.


Preliminary Area of
First Drill Target
First Proposed
Drill Hole
3980 Pit with gold ppb
6250
(8.1) Pit depth (meters)
Geochem Sample - gold ppb
Area of artisanal working
Qtz Vein
Great Quest Metals Ltd.
Bourdala Concessions
Mali, West Africa
Proposed Drill Hole
Location
metres

GREAT QUEST
METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

March 22, 2002
12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ

Great Quest Announces Results on Kenieba Concession

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd., is pleased to announce the results from the Company's first program on the 32 sq km Kenieba concession, located in western Mali, West Africa. During the program, soil sampling and geological mapping were completed over 1 sq km with a 50 m sample-spacing on east-west lines, 100 m apart. The area covers the Zambaye 1 dyke, but not the Zambaye 2 dyke further to the west. Associated in and around these north-south dykes are stockworks of quartz veins, many of which are gold bearing, with coincident orpaillage, or hand dug pits, to recover gold. A third dyke (the Zambaye 3) with numerous, associated quartz veins was discovered east of the Zambaye 1 dyke during the program. This dyke was traced for 600 metres and will be sampled in future programs.

The north-south Zambaye 3 dyke is crossed by a zone of anomalous soil that extends 655 m in a northeasterly direction and averages 220 ppb gold (In determining the average, the highest value from each line is taken). The area of anomalous soils appears to swing north along what is most likely the northern extension of the Zambaye 3 dyke. This would add another 500 m of 269 ppb gold. A second northeasterly zone of anomalous soil also crosses the Zambaye 3 dyke. It extends for 224 m and is defined by two values of 182 and 2001 ppb gold. The Zambaye 1 dyke is covered by a zone of anomalous soil, which extends 970 m with an average value of 235 ppb gold. All of the above zones are open in two directions

Interestingly, there is a zone of anomalous soil that extends west from the Zambaye 1 dyke. Starting from the east side of the Zambaye 1 dyke, this zone extends 700 m and averages 440 ppb gold. At the western end of this zone it appears to swing north. Over three other areas of soil anomalous in gold were discovered, but an extension of the grid and sampling is needed to adequately define these. There is evidence that a fourth dyke may occur between the Zambaye 1 and 2 dykes.

. . ./2

One east-west line of 6 pits was dug across the Zambaye 1 dyke at 10 metre intervals. It must be kept in mind that because of the extensive areas of orpaillage along the Zambaye 1 dyke, it is difficult to find a good area for exploratory pits. The results from P1, 22 metres east of the dyke included 97 ppb gold from 0 to 1.2 in depth, 23 ppb gold from 1.2 to 5.0 metres and 551 from 5.0 to 7.7 metres. At 7.7 metres, assays from three 6 m wide quartz veins averaged 4,244 ppb gold. An assay of rock at a 10 metre depth gave 1,460 ppb. A sample from 0.8 to 7.5 metres in P-6, 22 metres west of the dyke, assayed 3,250 ppb gold. Two samples from 0.6 to 8.5 metres in P3 just east of the dyke averaged 421 ppb. Samples from the other pits were not significant.

Company management is very satisfied with the results because, even though a small percentage of the concession was sampled, the combination of the soil sampling results, location of orpaillage or hand dug pits and geology defines some very important drill targets. Drill targets have now been defined on the Bourdala concession, the Baroya concession and the Kenieba concession.

In further news, the Gold Dust Property in Alaska has been abandoned. This was the property that was optioned by Newmont in 1999 and dropped in 2000. The Company instead will be concentrating its efforts in Mali. The first program for the year 2002 on the Bourdala concessions will start in a few weeks. It is expected that this will be the last program before the initial drilling is performed in that area.

"Signed"
Willis W. Osborne
President